SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)

                  KAUFMAN AND BROAD HOME CORPORATION
                  ----------------------------------
                           (Name of Issuer)

                             Common Stock
                             ------------
                    (Title of Class of Securities)

                               486168107
                               ---------
                            (CUSIP Number)


                            Robert E. Lewis
                          3325 Ali Baba Lane
                              Suite 603
                      Las Vegas, Nevada  89118
                           (702) 736-8960
                      ---------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         September 21, 2000
                        --------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e),13d-1(f) or 13d-1(g), check the following box: [    ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 486168107                                Schedule 13D

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Robert E. Lewis

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*> (a)[X]
                                                           (b)[ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               1,323,967

       8       SHARED VOTING POWER*
               0

       9       SOLE DISPOSITIVE POWER*
               1,323,967

       10      SHARED DISPOSITIVE POWER*
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
       1,323,967

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES  [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       3.0%

14     TYPE OF REPORTING PERSON
       IN


<*> SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       LH Evans, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                   [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               1,161,328

       8       SHARED VOTING POWER<*>
               0

       9       SOLE DISPOSITIVE POWER<*>
               1,161,328

      10       SHARED DISPOSITIVE POWER<*>
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
       1,161,328

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       2.6%*

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Terrain Enterprises, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                   [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               31,749

       8       SHARED VOTING POWER<*>
               0

       9       SOLE DISPOSITIVE POWER<*>
               31,749

      10       SHARED DISPOSITIVE POWER<*>
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON <*>
       31,749

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       0.07%

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       LHE Platte, LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X]
                                                             (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
       REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER<*>
               0

       8       SHARED VOTING POWER<*>
               0

       9       SOLE DISPOSITIVE POWER<*>
               0

      10       SHARED DISPOSITIVE POWER<*>
               0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON<*>
       0

12     CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
       CERTAIN SHARES   [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
       0.0%

14     TYPE OF REPORTING PERSON
       CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                  Schedule 13D


     This Amendment No. 1 to Schedule 13D relates to the Common Stock issued by Kaufman and Broad Home Corporation (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 amends and supplements the following items:

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is hereby supplemented by adding the following:

          On September 21, 2000, Evans, Platte and certain other shareholders of the Company entered into a Stock Purchase Agreement with the Company (the "Stock Purchase Agreement") pursuant to which, among other things, (i) Evans sold 1,719,455 shares of Common Stock of the Company to the Company for $11,176,457.50 in cash and a Promissory Note in the principal amount of $33,529,372.50, and (ii) Platte sold 400,000 shares of the Common Stock of the Company to the Company for $2,600,000 in cash and a Promissory Note in the principal amount of $7,800,000.

          The Stock Purchase Agreement also amended the Shareholder Agreement to provide that the agreement regarding voting of the Common Stock of the Company will terminate on the earliest to occur of (a) the aggregate beneficial ownership (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of Common Stock by the Shareholders who are parties to the Shareholder Agreement becomes less than 2,000,000 shares, (b) the Board of Directors of the Company does not nominate the Shareholders' designee for election at the 2000 annual meeting or a subsequent annual meeting at which directors of the designee's class are nominated for election, (c) the currently incumbent chief executive officer of the Company as of September 21, 2000 ceases to hold the office of chief executive officer, or (d) December 1, 2003.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended in its entirety to read as follows:

          Mr. Lewis beneficially owns 1,323,967 shares, equal to approximately 3.0% of the outstanding shares of the Common Stock of the Company, of which 130,890 shares are held of record by Mr. Lewis (0.3%), 1,161,328 shares are held of record by Evans (2.6%) and 31,749 shares are held of record by Terrain (0.07%). Except as set forth in the Shareholder Agreement, Mr. Lewis exercises sole voting power and sole dispositive power over all of the shares owned of record by Mr. Lewis, Evans and Terrain. Except as described herein and under Item 4 hereof, none of Mr. Lewis, Evans or Terrain has acquired or disposed of any of the Company's Common Stock during the past 60 days.

CUSIP NO. 486168107                                  Schedule 13D

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER

          The first paragraph of Item 6 is hereby amended in its entirety to read as follows:

          See Item 4 for a description of the Purchase Agreement, the Shareholder Agreement and the Stock Purchase Agreement, which are incorporated herein by reference. Certain identified Shareholders (including Mr. Lewis, Evans and Terrain) and the Company have entered into a Registration Rights Agreement, dated as of January 7, 1999 (the "Registration Rights Agreement"), pursuant to which the Shareholders are entitled to certain "demand registration rights" with respect to their shares of the Company Common Stock. As amended by the Stock Purchase Agreement, the Registration Rights Agreement provides that the Company will not be obligated to file a registration statement relating to a demand registration request: (1) sooner than July
1, 2002 (except that the Company will be obligated to file a registration statement if the request for the registration statement is with respect to shares of the Company Common Stock held by or on behalf of the estate of a deceased Shareholder); (2) for an aggregate of more than 2,000,000 shares of Common Stock during the six-month period commencing January 1, 2002 (the "Demand Period"); (3) more than once in the Demand Period; or (4) if such registration request is for a number of securities which have an aggregate market value less than $10 million. The Registration Rights Agreement also grants the Shareholders certain "piggyback registration rights" at any time prior to July 1, 2002, subject to certain exceptions.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

          The following exhibit is attached to this Amendment No. 1 to
Schedule 13D:

Exhibit 1 Stock Purchase Agreement, dated September 21, 2000, by and among the Company and the other signatories listed on the signature page thereto.

CUSIP NO. 486168107                                  Schedule 13D

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2000
                                   /s/ Robert E. Lewis
                                   -----------------------------
                                   Robert E. Lewis

                                   LH EVANS, LLC


                                   By: /s/ Robert E. Lewis
                                   ------------------------------
                                   Robert E. Lewis, its member


                                   TERRAIN ENTERPRISES, INC.


                                   By: /s/ Robert E. Lewis
                                   ------------------------------

                                    Robert E. Lewis, President


                                   LHE PLATTE, LLC

                                   By:  Lewis Holding Company,
                                        LLC, its member

                                        By:  Crestview Construction
                                             of Nevada, Inc.,
                                             its member


                                        By: /s/ Robert E. Lewis
                                            ------------------------
                                            Robert E. Lewis,
                                            President